Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants of The Travelers 401(k) Savings Plan:

We consent to incorporation by reference in the registration statements (Nos. 333-157092 and 333-128026) on Form S-8 of The Travelers Companies, Inc., of our report dated June 23, 2010, relating to the statements of net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2009 and 2008, and related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009 which appears in the December 31, 2009 annual report on Form 11-K of The Travelers 401(k) Savings Plan.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota

June 23, 2010